Exhibit 4.1

AMENDMENT NO. 1 TO WARRANT AGREEMENT

   AMENDMENT NO. 1, dated as of June 24, 2015 (the “Amendment”), to Warrant Agreement dated as of February 24, 2015 (the “Agreement”) by and among Check-Cap Ltd., an Israeli company (the “Company”) and American Stock Transfer and Trust Company, LLC, a New York limited liability trust company, as warrant agent (the “Warrant Agent”). Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Agreement.

WHEREAS, the Company desires to amend the Agreement to extend the deadline by which Holders of Long Term Incentive Warrants must register in their own names and not in “street name” the Ordinary Shares underlying the Units purchased by such Holders in the Company’s initial public offering, which registration is a pre-condition to the ability of Holders to be eligible to receive and exercise Long Term Incentive Warrants; and

WHEREAS, Section 8.8 of the Agreement provides that the Agreement may be amended by the parties thereto without the consent of any Registered Holder for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provision contained therein or adding or changing any other provisions with respect to matters arising under the Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the Registered Holders; and

WHEREAS, the Company deems the extension of the deadline by which Holders of Long Term Incentive Warrants must register in their own names and not in “street name” the Ordinary Shares underlying the Units purchased by such Holders in the Company’s initial public offering to be desirable and not adverse to the interests of the Registered Holders; and

WHEREAS, the Company and the Warrant Agent desire to amend the Agreement in accordance with the terms and conditions of this Amendment.

NOW THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

   Section 1.            Amendments to the Agreement.

(a)          Section 3.2.2 of the Agreement is hereby amended by deleting the words “120 days” in the eleventh and seventeenth lines thereof and substituting therefor the words “180 days”.

(b)          The second paragraph of Exhibit B to the Agreement entitled “Form of Warrant Certificate [Reverse]” is hereby amended by deleting the words “120 days” in the third line thereof and substituting therefor the words “180 days”.

   Section 2.           Miscellaneous.

(a)           Effectiveness.  This Amendment shall become effective as of the date first above written.

(b)           Continued Effectiveness of the Agreement.  Except as expressly amended herein, all terms and provisions of the Agreement (including the exhibits thereto) are and shall continue to be in full force and effect.

(c)           Governing Law.  This Amendment shall be governed and construed in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.

(d)           Counterparts.  This Amendment may be executed by the parties hereto in any number of separate counterparts and delivered electronically or via facsimile, each such counterpart (whether delivered electronically, via facsimile or otherwise), when executed, shall be deemed an original and all of which together constitute one and the same agreement. .

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered by their respective duly authorized officers as of the date first above written.

CHECK-CAP LTD.

By:	/s/ Guy Neev
Name: Guy Neev
Title: Chief Executive Officer

AMERICAN STOCK TRANSFER AND TRUST COMPANY LLC, as Warrant Agent

By:	/s/ Paula Caroppoli
Name: Paula Caroppoli
Title: Senior Vice President